SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO   240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  240.13D-2(A)


                               NOVAGEN SOLAR INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   66988G101
                                 (CUSIP Number)

                               Novagen Solar Inc.
                               Attn: Thomas Mills
                          1440-3044 Bloor Street West
                              Toronto, ON  M8X 2Y8
                                 (647) 628-5375
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 9, 2010
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1     NAME OF REPORTING PERSONS:                                    Thomas Mills

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):            N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                               [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                               Canada

NUMBER OF SHARES       7     SOLE VOTING POWER                        14,855,800

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   14,855,800

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   14,855,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    34%

14     TYPE OF REPORTING PERSON*                                              IN

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13-D relates to the common stock, par value $0.0001 ("Common Stock") of Novagen Solar Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1440-3044 Bloor Street West, Toronto, ON M8X 2Y8.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)     Name:                              Thomas Mills (the "Reporting Person")

(b)     Residence or business address:  1440-3044 Bloor Street West,
                                        Toronto, ON  M8X 2Y8

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person is the Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)          The Reporting Person is a Canadian citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used by the Reporting Person to acquire securities of the Issuer came from the Reporting Person's personal holdings. The Reporting Person did not borrow any funds to acquire any of the securities.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, his liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, renew or reconsider his position and formulate plans or proposals with respect to any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As of August 10, 2010, the Reporting Person beneficially owned 14,855,800 shares, constituting 34% of the shares of Common Stock outstanding of the Issuer, based on 43,675,900 issued and outstanding shares of Common Stock as of August 9, 2010, as reported in the Issuer's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on August 9, 2010.

The Reporting Person has the sole power to vote or dispose of all of the shares of Common Stock beneficially owned by him.

In the sixty days prior to August 9, 2010, the Reporting Person did not engage in any transactions involving the Issuer's common stock except for the following:

On August 4, 2010, the Issuer agreed to issue 5,855,800 shares of the Issuer's common stock to Ophion Management Ltd., a company controlled by the Reporting Person ("Ophion"), in full and final settlement of debt in the amount of $58,558 ($0.01 per share) owing to the Reporting Person for cash expenses he incurred on behalf of the Issuer, paid from his personal funds.

On August 5, 2010, a former director of the Issuer agreed to sell 1,000,000 shares of the Issuer's common stock to Ophion for cash consideration of $0.01 per share paid from Ophion's working capital.

On August 9, 2010, Ophion agreed to transfer 1,000,000 shares of the Issuer's common stock to the Reporting Person for aggregate consideration of $0.01 per share paid from the personal funds of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Shares For Debt Agreement dated August 4, 2010 between Novagen Solar Inc. and Thomas Mills, incorporated by reference from Exhibit 99.4 to the Issuer's Current Report on Form 8-K, filed August 9, 2010.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  August 10, 2010
                                                                /s/ Thomas Mills
                                                                Thomas Mills